SECU 04017557 MMISSION

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Att 3-24-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004

SEC FILE NUMBER
8- 30546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARRISON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6 HARBOR PARK DRIVE
(No. and Street)

PORT WASHINGTON, NEW YORK 11050
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDERICK BLUMER (800)999-6567
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK BLUMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRISON SECURITIES, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:.

None

Signature

CEO

Title

Joan Hults 2/23/04

Notary Public

JOAN HULTS
Notary Public - State of New York
No. 01HU6070047
Qualified in Nassau County
My Commission Expires Mar. 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

HARRISON SECURITIES, INC.
6 HARBOR PARK DRIVE
PORT WASHINGTON, NY 11050

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

I have audited the accompanying statement of financial condition of Harrison Securities, Inc. (the Company) as of December 31, 2003 and related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2003. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Harrison Securities, Inc. as of December 31, 2003 and the results of its operations, shareholder's equity and cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 16, 2004

HARRISON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 273,080
Money market accounts – clearing broker	356,592
Accrued commission	105,000
Clearing deposit	118,667
Securities	45,474
CRD – cash deposit	40,174
Brokers' advances	1,175,143
Other assets	56,481
Accounts receivable – officer/shareholder	70,000
Property and equipment – net of depreciation ($9,557)	86,015
Organization costs – net of amortization ($7,793)	19,981
TOTAL ASSETS	$2,346,607

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Clearance accounts - credit balance	$ 135,599
Due to brokers	187,129
Accounts payable	54,804
Payroll taxes withheld	387,580
Accrued payroll	33,000
Other	14,733
TOTAL LIABILITIES	812,845
SHAREHOLDER'S EQUITY	
Authorized 100,000 shares of common stock, issued and outstanding 100 shares at no par value	0
Paid-in capital	1,326,902
Retained earnings	206,860
SHAREHOLDER'S EQUITY	1,533,762
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,346,607

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commission income	$14,553,061
Postage and handling reimbursement	293,896
Margin interest - rebate	108,481
Interest and dividends	44,470
Settlement proceeds	40,000
	15,039,908
DIRECT COSTS – Page 9	11,030,067
GROSS PROFIT	4,009,841
OPERATING EXPENSES – Page 10	4,076,617
NET (LOSS) BEFORE TAXES	(66,776)
PROVISION FOR INCOME TAXES	
Federal	0
State	800
	800
NET (LOSS)	$(67,576)

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Paid-In Capital	Retained Earnings Deficit	Total
Balance, January 1, 2003	$1,326,902	$ 274,436	$1,601,338
Net Loss		(67,576)	(67,576)
Balance, December 31, 2003	$1,326,902	$ 206,860	$1,533,762

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(67,576)
Depreciation	9,557
Changes in Operating Assets and Liabilities	
Accounts Receivable – Clearing Broker	260,142
Clearing deposit	(306)
Brokers' advances	52,757
Clearance accounts	331,849
Other assets	(29,541)
Accounts receivable – officer/shareholder	15,000
Accounts payable	18,804
Payroll taxes withheld	(245,720)
Accrued payroll	35,893
Clearance accounts - credit balance	(382,090)
Due to brokers	(164,131)
Securities	23,471
CRD – cash deposit	(40,174)
Other liabilities	5,715
Net cash provided (used) in operating activities	(176,350)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase – office equipment	(79,572)
CASH FLOW FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH	(255,922)
Cash: Beginning of period	529,002
Cash: End of the Year	$ 273,080

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid	$ 800
Interest paid	$ 3,359

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – NATURE AND HISTORY OF THE BUSINESS

Harrison Securities, Inc. (the Company), formerly D.L. Springate Securities, a sole proprietorship was incorporated in the State of California on April 27, 2000 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

D.L. Springate, a sole proprietorship was incorporated by the sole proprietor as Harrison Securities, Inc. The former sole proprietor then sold all the stock to the new owner. The Company began business in Pasadena, California and moved to Port Washington, New York in June, 2001.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a trade date basis.

B) **Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

D) **Brokers' Advances** – In order to attract producing brokers and remain competitive the Company pays "Sign on Bonuses". Upon completion of the bonus year, the sign on bonus is expensed. Should the broker be terminated or voluntarily terminates before fulfilling the bonus agreement, the advance is offset against any commissions due. If not successful in collecting any remaining amount due, the bonus advance is expensed.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of its liabilities whichever is higher. See page 11 for the computation of net capital. For purposes of the net capital calculation management treats the cash CRD deposit as an allowable asset.

NOTE 4 - INCOME TAXES

Because of the loss, there is no provision for income taxes. There is a minimum California state income tax of $800. For tax purposes, the Company has elected to carry forward the current year's loss (approximately $67,000) as a net operating loss carry forward.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with the Company's clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may attempt to charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases – The Company has a 5-year lease with a 5-year renewable option. Future minimum lease payments are:

2004	600,000
2005	600,000
2005	600,000
2007	600,000
	$2,400,000

Contingencies – A characteristic of the brokerage business is that customers' complaints often end up in arbitration before the NASD. Counsel has been retained to represent the Company in arbitration hearings.

NOTE 6 - COMMITMENTS AND CONTINGENCIES- Continued

A. At December 31, 2003 there were various arbitrations pending. Some of these matters were still in the discovery process or scheduled hearings yet to be held. Management believes the claims have no merit and any settlement will be nominal and only to dismiss the inconvenience.

B. The Company is a respondent in an administrative proceeding instituted by the Securities Exchange commission.

HARRISON SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$1,533,762
Nonallowable assets - page 10	(1,407,620)
Haircuts - page 10	(12,504)
NET CAPITAL	$ 113,638
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 54,189
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 54,189
EXCESS CAPITAL	$ 59,449
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 32,353
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 812,845
Percentage of aggregate indebtedness to net capital	715%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS

Accounts receivable – officer/shareholder	$ 70,000
Brokers' advances	1,175,143
Other assets	56,481
Property and equipment, net	86,015
Organization costs, net	19,981
	$1,407,620

HAIRCUTS

Money Markets:	
$261,869 @ 2%	5,237
Securities:	
$45,475 @ 15%	6,821
Undue Concentration	266
Other	180
	$ 12,504

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF DIRECT COSTS AND OPERATING EXPENSES

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of direct costs and operating expenses for the year ended December 31, 2003 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2004

HARRISON SECURITIES, INC.
SCHEDULE OF DIRECT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2003

DIRECT COSTS

Broker's Commissions	$10,840,702
Clearing Fees	(145,372)
Registration Fees	136,602
Client Leads	55,388
Chargeoffs & Errors	142,747
	$11,030,067

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
SCHEDULE OF OPERATING COSTS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES

Advertising	$ 95,305
Automobile Expenses	99,922
Cable TV	2,309
Cleaning and Sanitation	15,038
Consulting fees	73,313
Credit & Collections	1,674
Data Processing	51,005
Depreciation	9,557
Dues & Subscriptions	8,816
Employee Welfare	2,000
Entertainment & Promotion	19,281
Equipment Rental	14,581
Gifts	5,460
Hospitalization	92,842
Interest and Bank Charges	3,359
Insurance	80,518
Office Expenses	88,654
Postage & Delivery	124,583
Professional Fees	294,089
Protection	18,975
Quote Systems	215,654
Rent	600,000
Repairs and Maintenance	77,228
Research	(36,904)
Salaries	1,691,829
Telephone-NY	251,124
Training and Courses	34,704
Taxes	10,000
Travel Expenses	58,573
Utilities	72,530
Miscellaneous	598
Total	$4,076,617

See Accompanying Notes to Financial Statements

PART II

HARRISON SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

In planning and performing my audit of the financial statements of Harrison Securities, Inc. (the "Company") for the period April 27 (date of inception) through December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2004